130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

June 19, 2014	No. 14-09

Avalon Announces $2.0 million Non-Brokered Private Placement

Toronto, ON – Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that the Company is planning to raise approximately $2,000,000 by way of a non-brokered private placement of up to 2,500,000 flow-through common shares ("Flow-Through Shares") at a price of $0.60 per Flow-Through Share and a non-brokered private placement of up to 1,000,000 non flow-through units (“Non Flow-Through Units”) priced at $0.48 per unit (collectively, the "Private Placement"). Each Non Flow-Through Unit will consist of one common share and one half share purchase warrant of the Company. Each whole warrant will entitle the subscriber to purchase one common share of the Company at a price of $0.60 per share for a period of three years from the date of issuance.

The Private Placement is scheduled to close in one or more tranches on or before June 30, 2014, and is conditional upon receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE MKT. The proceeds from the sale of the Flow-Through Shares will be used to fund the summer drilling programs and other eligible exploration work on Avalon’s 100% owned Nechalacho Rare Earth Elements Property, Thor Lake, NWT and its 100% owned East Kemptville Tin-Indium Property, Yarmouth County, Nova Scotia. The proceeds from the sale of the Non Flow-Through Units will be used for general corporate purposes.

A finder’s fee may be paid on a portion of the subscriptions of the Flow-Through Shares. It is anticipated that insiders of the Company will subscribe for 625,000 of the 2,500,000 Flow-Through Shares being offered. Pursuant to Canadian securities laws, any shares issued in the Private Placement will be subject to a hold period of four months plus one day from the date of issuance.

This press release is not an offer of Flow-Through Shares or Non Flow-Through Units for sale in the United States. The Flow-Through Shares and Non Flow-Through Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project is a potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement, the expectation that the Toronto Stock Exchange and the NYSE MKT will issue their conditional approval for the Private Placement and the expected closing date for the Private Placement. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, the possibility that investors will not subscribe for the private placement, the risk that closing conditions may not be satisfied or necessary approvals may not be obtained in a timely manner or at all, and the need for continued cooperation and performance of the parties to the transaction, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.